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                                                                  EXHIBIT (4)(m)

                           AIG LIFE INSURANCE COMPANY

                                   ENDORSEMENT
                    INITIAL ALLOCATION OF NET SINGLE PREMIUM

This endorsement has been added to and made a part of this Certificate to which it is attached.

The initial allocation of the Net Single Premium between Fixed Annuity Income and Variable Annuity Income is shown in the enrollment form for this Certificate and will remain in effect until changed by written notice from the Annuitant. If the initial allocation made at time of purchase has allocated any portion of the Net Single Premium to Variable Annuity Income and the Variable Investment Options, that portion of the Net Single Premium will initially be applied solely to the Money Market Division.

The Net Single Premium will be allocated to the Money Market Division on the later of the following dates:

1.   The Certificate Date; or

2. The date all requirements needed to place the Certificate in force have been satisfied, including receipt in the Home Office of the necessary premium.

The Net Single Premium will remain in the Money Market Division until the later of the first Valuation Date following the 15th day after it was applied or the first Valuation Date following the end of the Right to Cancel period. At that time, We will transfer the value of the Money Market Division into the Variable Investment Option(s) selected on the enrollment form.

The effective date of this Endorsement is the Effective Date of this Certificate.

                SIGNED AT THE HOME OFFICE ON THE EFFECTIVE DATE.


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